First National Corporation
2008 Annual Report

First
National Corporation

First National Corporation
Selected Financial Data

Years Ended December 31, 2008 and 2007
(In thousands except ratios and per share amounts)

	2008	2007
Results of Operations		
Net interest income	$ 18,120	$ 18,100
Provision for loan losses	1,994	398
Net interest income after provision for loan losses	16,126	17,702
Noninterest income	5,951	6,072
Noninterest expense	16,014	15,286
Income before income taxes	6,063	8,488
Income taxes	1,840	2,741
Net income	$ 4,223	$ 5,747
Key Performance Ratios		
Return on average assets	0.78%	1.09%
Return on average equity	10.65%	16.52%
Net interest margin	3.63%	3.71%
Efficiency ratio	65.66%	62.22%
Dividend payout	38.61%	26.79%
Per Share Data		
Net income, basic and diluted	$ 1.45	$ 1.98
Cash dividends	0.56	0.53
Book value at period end	13.41	12.95
Financial Condition		
Assets	$548,237	$541,565
Loans, net	446,327	445,380
Securities	58,238	57,503
Deposits	447,493	445,142
Shareholders' equity	39,185	37,859
Capital Ratios		
Leverage	9.10%	9.53%
Risk-based capital ratios:		
Tier 1 capital	10.52%	10.89%
Total capital	11.72%	11.80%

Total Return Performance


Index Value
200
180
160
140
120
100
80
60
40
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
First National Corporation
NASDAQ Composite
SNL Bank $500M-$1B

Letter from the President

Dear Shareholder:

In my letter to shareholders a year ago I stated that 2008 would be a challenging economic environment, and it was. We anticipate that 2009 will be even more difficult.

I have commented numerous times that we didn't originate, sell or book sub-prime mortgage loans. We didn't own Freddie Mac or Fannie Mae preferred securities. We continue to make loans in our market to creditworthy customers. However, the dramatic declines in real estate values and worsening economic conditions have impacted us. The quality of the Bank's loan portfolio has deteriorated, as evidenced by increases in non-performing assets. The provision for loan losses totaled $2.0 million in 2008 compared to $398,000 in 2007. The increased provision was necessary to reflect risks inherent in the loan portfolio and for loan charge-offs during 2008.

Most of the loans in our portfolio are secured by real estate and were originated with conservative lending standards, such as limiting the loan amount to 80% to 85% of the collateral value. However, collateral values have declined and equity has been lost. We expect to experience a weak real estate market during 2009 and at least through the first half of 2010. Lower collateral values, worsening economic conditions and the likelihood of continued loan charge-offs indicates that the allowance for loan losses may need to increase again in 2009.

First National Corporation earned $4.2 million or $1.45 per share in 2008 compared to $5.7 million or $1.98 per share in 2007. This decline in earnings was principally due to the increase in the provision for loan losses. Assets increased slightly by $6.7 million with loans and securities remaining relatively unchanged comparing December 31, 2008 to December 31, 2007. Deposits increased $2.4 million during the same period.

Loan quality is job one. We are working diligently with customers who are past due on loan payments to find solutions. For the past due loans that cannot be resolved, we may incur charge-offs. The work-out process will take a while, I suspect through 2009 and into 2010. We have established a credit administration department with enhanced internal loan review procedures and a third-party independent loan review.

Loan quality is job one.

As you may recall, a Special Meeting of Shareholders of First National Corporation was held on February 24, 2009 requesting approval to amend and restate the Articles of Incorporation to authorize the issuance of preferred stock. The amendment was approved. Thank you for your support and the many discussions that we had. Your input is valued.

The Board of Directors decided that the company would participate in the U.S. Treasury's Capital Purchase Program. First National Corporation issued to the Treasury 13,900 shares of its fixed-rate cumulative preferred stock, series A, and a warrant to purchase an additional 695 shares of its fixed-rate cumulative preferred stock, series B, which was immediately exercised. The Treasury's investment in the company totaled $13.9 million.

We are very proud that the U.S. Treasury chose to make an investment in First National Corporation and are pleased to be among the group of Virginia banks to complete the transaction. The Capital Purchase Program was established by the Treasury to attract participation by healthy financial institutions to help stabilize the financial system. As an already healthy, well-capitalized community bank, this additional capital provides a cushion should the economy worsen. It also allows First National Corporation and First Bank to remain flexible and agile, meeting the needs of customers and the community, and able to take advantage of potential growth opportunities. We thank our shareholders for their overwhelming support by approving the amendment that authorizes the company to issue preferred shares.

We will work through this and be better for it.

No payments were paid or accrued during 2008 under the Company's performance-based compensation plan. Employee pay was not increased for 2009. We do not plan to construct new facilities in the near term. Even though it will not be easy and it will take time, the economy will improve.

I quote Federal Reserve Board Governor Elizabeth Duke, a former Virginia community banker and former chairman of the Virginia Bankers Association and the American Bankers Association in a recent address at the ABA National Conference for Community Bankers on how the nation's mortgage and housing problems affect communities, and how banks can help in the economic recovery. "I've heard many of you say to me, 'we didn't cause this problem. We didn't make any sub-prime mortgages. It's not fair that we should have to pay the price.' I understand that many of you may be frustrated because you feel you acted in a prudent manner while others have not. But additional parties are also suffering from the imprudent actions of others, such as the homeowners in your community who dutifully pay their mortgages but still see their houses fall sharply in value.

More broadly, the recovery of the macro economy and the financial system are being inhibited by ongoing problems in the housing and mortgage markets. At this moment, we all simply need to do whatever we can to address the enormous challenges facing our communities, including those of us who believe we were being prudent and were not a cause of the difficulty in the first place.

Your financial resources will be needed as we work toward solutions for the current crisis, but, even more important, your experience, expertise, contacts and creativity will be needed. If you believe in the saying that 'all real estate markets are local,' you'll also understand that it will take local knowledge to assess community needs and craft solutions."

We remain unconditionally committed to creating long-term value by providing high-quality, personalized services through professional employees one satisfied customer at a time. Distinctive. Progressive. Powerful. There's power in one!

Sincerely,

Harry S. Smith, President
First National Corporation

Financial Highlights

Earnings Per Share



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
2004
2005
2006
2007
2008

Total Assets *(in thousands)*



$600,000
$400,000
$200,000
2004
2005
2006
2007
2008

Allowances for Loan Losses *(allowance for loan losses to total loans)*



1.50%
1.20%
0.90%
0.60%
2004
2005
2006
2007
2008

Total Risk-Based Capital Ratio



12.00%
11.00%
10.00%
2004
2005
2006
2007
2008

Shareholder Information

Common Stock

First National Corporation's common stock is traded on the over-the-counter (OTC) market and quoted in the OTC Bulletin Board where our symbol is FXNC–BB.

Stock Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.368.5948

Dividend Reinvestment

Registered holders of First National Corporation stock are eligible to participate in the Corporation's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of First National Corporation common stock. For an authorization form, or to receive additional information on this plan, or for further shareholder information contact:

Accounting Department
First National Corporation
1835 Valley Avenue
Winchester, VA 22601

888.647.1265
or 540.465.9121
fxnc@therespowerinone.com
www.therespowerinone.com

Public documents such as press releases and SEC filings may be accessed on our Web site in the Investor Relations section.

Company Information

Executive Officers

First Bank

Harry S. Smith
President
Chief Executive Officer

Dennis A. Dysart
Executive Vice President
Chief Administrative Officer

M. Shane Bell
Executive Vice President
Chief Financial Officer

J. Andrew Hershey
Executive Vice President
Loan Administration

Christopher T. Martin
Executive Vice President
Operations and Technology

Marshall J. Beverley Jr.
Executive Vice President
Senior Trust Officer

Board of Directors

First National Corporation
First Bank

Douglas C. Arthur
Chairman

Dr. Byron A. Brill
Vice Chairman

Elizabeth H. Cottrell

Dr. James A. Davis

Christopher E. French

John K. Marlow

W. Allen Nicholls

Henry L. Shirkey

Gerald F. "JJ" Smith Jr.

Harry S. Smith

James R. "Richie" Wilkins, II